January 5, 2021
BY EMAIL

Jassmin McIver-Jones, Esq.
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401

       Re: Lincoln Life Flexible Premium Variable Life Account M Lincoln Life Flexible Premium Variable Life Account R Lincoln VUL ONE 2021, SVUL ONE 2021
              Initial Registration Statements on Form N-6
              Filing Nos: 333-249920, 333-249922


Dear Ms. Jassmin McIver-Jones:

        The staff has reviewed the above-referenced initial registration statements, which the
Commission received on November 6th, 2020. Based on our review, we have the following comments. Page numbers cited correspond to filing 333-249920; apply corresponding comments to the other filing. Defined terms have the same meaning as those in the registration statements.

1. General Comments

   a. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

   b. Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies issued by the Separate Account.

2. Cover Page

       In the second paragraph, please add statement that all material state variations are described in the prospectus.
 Jassmin McIver-Jones, Esq.
Lincoln VUL ONE 2021, SVUL ONE 2021
January 5, 2021
Page 2 of 4

3. Benefits of Your Policy (p. 3)

       No-Lapse Protection. Please clarify in this subsection that the Premium Reserve Rider is optional and that the No-Lapse Enhancement Rider included in the basic policy. Also, explain which rider needs to be elected and when it needs to be elected.

4. Charges and Fees (p. 9)

       Please confirm to the staff that the Total Annual Fund Operating Expenses table for the
       Underlying Funds includes fees and expenses incurred indirectly by the portfolio
       companies as a result of investment in shares of one or more    Acquired
Funds
       calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

5. Voting Rights (p. 19)

       Please include a discussion of whether the Company can override a
contract owner   s
       voting instructions under certain limited circumstances.

6. Bonus Rider (p. 30)

    a. Please add disclosure in this section providing further information about how the index related to the bonus rider will be selected. What will be the parameters for selecting the index and what method of notice will policy holders receive about the type of index in use for the rider? Provide the name of the specific index proposed to be used. Provide further disclosure about whether the index can be changed or substituted and how an alternative index will be chosen and when notice will be given regarding such changes.

    b. Please provide more clarity in this section regarding the costs of the rider. The Company
       states that    the Rider subtracts a portion of the Separate Account
Value . . . .    However,
       also in this section Lincoln Life states that there is an additional charge for this rider. Is this charge separate from the portion subtracted from the Separate Account? Concisely state in one location what changes to Separate Account Value or Fixed Account Value and/or fees will be incurred by policy holders who select this rider.

    c. The Company lists two circumstances under which the Bonus Rider will terminate: the earliest of the occurrence of the termination of the Policy or the Policy Anniversary immediately prior to the younger Insureds Attained Age 121. Please also add that the
       Bonus Rider essentially terminates (i.e., becomes permanently inactive) upon Policy termination and reinstatement, as described in the second paragraph on page 32.

    d. Please explain, supplementally, whether the Bonus Rider includes an indexed option which should be separately registered with the Commission.
Alternatively, if Lincoln
       Life is relying on    989J of Dodd-Frank Act to include an unregistered
indexed option in
 Jassmin McIver-Jones, Esq.
Lincoln VUL ONE 2021, SVUL ONE 2021
January 5, 2021
Page 3 of 4

       the policy, please provide the required disclosure concerning compliance
with    989J of
       Dodd-Frank Act.

   e. On page 31, the Company states that:    If any No-Lapse Enhancement Rider
is attached to
      the Policy and In Force, the No-Lapse Value Premium Load used to calculate the No-
      Lapse Value is as shown in your Policy Specifications and includes a No-Lapse Value
      Premium Load for this Rider. The No-Lapse Value Premium Load will not be increased
      after the Policy is issued.    Please provide a plain English explanation
how the No-Lapse
      Value Premium Load is calculated without deferring to Policy
Specifications.

   f. Please provide more clarity at the outset of page 32 by providing a list
of the    following
      riders    that may have an impact on the Bonus Rider; further summarize the nature of
      those impacts.

7. No-Lapse Protection (p.33)

       How long the protection lasts. The registrant states that the duration of lapse protection provided by this rider depends on a list of factors. Please redraft this list to explain how each specific factor will either increase or decrease lapse duration. Please also provide examples. Include clarifying language regarding whether the list of factors are just
          certain factors    or a complete list of all the factors that may
affect such duration. In
       addition, we note that the last clause of factor    a.    is
superfluous.

Statement of Additional Information

8. Principal Underwriter

       (p. 3) Disclose the commissions paid to dealers as a percentage of premiums. See Form
       N-6, Item 20(d).



       We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

        Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the
 Jassmin McIver-Jones, Esq.
Lincoln VUL ONE 2021, SVUL ONE 2021
January 5, 2021
Page 4 of 4

registration statements and any additional amendments to them. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

      If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at Zapataa@sec.gov.

                                                      Sincerely,

                                                      /s/

                                                      Alberto H. Zapata
                                                      Senior Counsel
                                                      Disclosure Review and
Accounting Office




cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief